UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 15, 2010: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2010.

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2010

Maroussi, Athens, Greece – November 15, 2010 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and nine month periods ended September 30, 2010.

Third Quarter 2010 Highlights:

•

Net loss of $3.2 million or $0.10 loss per share basic and diluted on total net revenues of $12.2 million.  Excluding the effect of unrealized gain and realized loss on derivatives and unrealized loss on trading securities and amortization of the fair value of charters acquired, the net loss for the period would have been $1.4 million, or $0.04 loss per share basic and diluted.

•

Adjusted EBITDA was $3.5 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16.00 vessels were owned and operated during the third quarter of 2010 earning an average time charter equivalent rate of $10,623 per day.

•

Declared a quarterly dividend of $0.06 per share for the third quarter of 2010 payable on December 7, 2010 to shareholders of record on November 26, 2010. This is the 21st consecutive quarterly dividend declared.

First Nine Month 2010 Highlights:

•

Net loss of $5.7 million or $0.18 loss per share basic and diluted on total net revenues of $39.7 million.  Excluding the effect of unrealized gain and realized loss on derivatives and unrealized loss on trading securities and amortization of the fair value of charters acquired, the net loss for the period would have been $0.5 million, or $0.02 loss per share basic and diluted.

•

Adjusted EBITDA was $13.4 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 15.37 vessels were owned and operated during the first nine months of 2010 earning an average time charter equivalent rate of $11,645 per day.

•

Declared three quarterly dividends for a total of $0.17 per share during the first nine months of 2010.

Euromar Joint Venture

•

Purchased 6 vessels since June 2010 investing almost half of its committed capital of $175 million. Euroseas has committed $25 million to the venture.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the third quarter, October and first half of November 2010, we have continued to capitalize on the strengthening of the containership market by re-activating and chartering our two laid-up containerships at rates positively contributing to our cash flow.  All our containership vessels are now operating. The reactivation of the above vessels and an increased number of vessels going through drydock affected the results of the third quarter.  As our containership charters are rolled over from the existing lower levels to rates reflecting the current market rates over the next 2 quarters, we expect to see a significant contribution to our earnings in 2011 and beyond.  Our drybulk fleet continues to be fully covered for the remainder of 2010 either via physical charters or via FFA contracts and we expect to see little influence on our earnings from the developments in the dry bulk market. For 2011, we have 60% secured cover at profitable rates through a combination of physical charters and FFA contracts.

“Our Euromar joint venture has invested decisively in the containership sector in line with our original investment thesis by purchasing or agreeing to purchase - and take delivery within 2010 – a total of 6 containerships, four in the 2,500-2,800 teu range and 2 in the 1,700- 1,800 teu range. All 6 vessels are geared and built post 2000 with an average age of approximately 7 years.

“We plan to exploit other attractive investment opportunities either through our Euromar joint venture, as described above, or, by investing our own funds as we did with the purchase of M/V Aggeliki P in June 2010.

“Our Board decided to maintain our quarterly dividend of $0.06 per share which represents an annual yield of about 6% on the basis of our stock price on November 12, 2010.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the third quarter of 2010 reflect the strengthening of the containership market compared to the first quarter of 2010 but also the lower level of the charter rates our fleet has earned compared to the same period a year ago.  Our results were negatively influenced by realized losses in FFAs and interest rate swap contracts and positively affected by net unrealized gains on our overall derivative positions.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, reflect a decrease of about 2.0% during the third quarter of 2010 compared to the same quarter of last year; and, a decrease of about 8.3% for the nine month periods ended September 30, 2010 over the same period of 2009.  As always, we want to emphasize that cost control remains a key component of our strategy.

“As of September 30, 2010, our outstanding debt was $62.5 million versus restricted and unrestricted cash of about $23.2 million not including $3.7 million held as margin for our FFA contracts. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $12.6 million, a number low enough to provide us with significant operational cash flow comfort. All our debt covenants were satisfied as of September 30, 2010.”

Third Quarter 2010 Results:

For the third quarter of 2010, the Company reported total net revenues of $12.2 million representing a 28.5% decrease over total net revenues of $17.2 million during the third quarter of 2009. The Company reported net loss for the period of $3.2 million as compared to a net income of $2.2 million for the third quarter of 2009. The results for the third quarter of 2010 include a $0.07 million net unrealized gain on derivatives and trading securities and a $2.4 million net realized loss on derivatives as compared to $2.0 million net unrealized gain on derivatives and trading securities and $2.3 million realized loss on derivatives for the same period of 2009.

Depreciation expenses for the third quarter of 2010 were $4.6 million compared to $5.1 million during the same period of 2009.  On average, 16.00 vessels were owned and operated during the third quarter of 2010 earning an average time charter equivalent rate of $10,623 per day compared to 16.79 vessels in the same period of 2009 earning on average $15,101 per day.  M/V Despina P, one of the Company’s containerships, that was laid up since March 2009 was reactivated in July 2010 and has entered in a time charter contract that commenced in the first half of July 2010. A second containership of the Company, M/V Jonathan P was reactivated from lay up and entered into dry-dock during the third quarter of 2010.

Adjusted EBITDA for the third quarter of 2010 was $3.5 million, a 51.8% decrease from $7.2 million achieved during the third quarter of 2009. Please see below for Adjusted EBITDA reconciliation to net income / loss and cash flow provided by operating activities.

Basic and diluted losses per share for the third quarter of 2010 were $0.10, calculated on 30,932,211 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.07 for the third quarter of 2009, calculated on 30,628,410 and 30,700,820, weighted average number of shares outstanding, respectively.

Excluding the effect on the losses for the quarter of the unrealized gain on derivatives and the realized loss on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the loss per share for the quarter ended September 30, 2010 would have been $0.04 per share, basic and diluted, compared to earnings of $0.07 per share for the quarter ended September 30, 2009. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First nine months 2010 Results:

For the first nine months of 2010, the Company reported total net revenues of $39.7 million representing a 16.1% decrease over total net revenues of $47.3 million during the first nine months of 2009. The Company reported a net loss for the period of $5.7 million as compared to net income of $0.7 million for the first nine months of 2009. The results for the first nine months of 2010 include a $4.0 million net unrealized gain on derivatives and trading securities and a $10.8 million net realized loss on derivatives as compared to $2.5 million net unrealized loss on derivatives and trading securities and $3.3 million net realized loss on derivatives for the same period of 2009.

Depreciation expenses for the first nine months of 2010 were $13.4 million compared to $14.4 million during the same period of 2009.  On average, 15.37 vessels were owned and operated during the first nine months of 2010 earning an average time charter equivalent rate of $11,645 per day compared to 16.17 vessels in the same period of 2009 earning on average $13,632 per day.  Two of the Company’s vessels that were laid up during the entire first half of 2010, were reactivated during the third quarter of the year.

Adjusted EBITDA for the first nine months of 2010 was $13.4 million, a 32.9% decrease from $20.0 million achieved during the first nine months of 2009. Please see below for Adjusted EBITDA reconciliation to net income/loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first nine months of 2010 was $0.18, calculated on 30,877,513 weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.02 basic and diluted per share for the first nine months of 2009, calculated on 30,593,401 basic and 30,642,954 diluted weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings of the unrealized gain on derivatives, realized loss on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the loss per share for the nine-month period ended September 30, 2010 would have been $0.02 per share compared to earnings of $0.18 per share, basic and diluted, for the same period in 2009. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-12	$17,500
ELENI P	Panamax	72,119		1997	(Currently detained off the coast of Somalia after being hijacked)
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Mar-12	$18,900
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug-11 $18,735 ‘til Aug-12 $19,240 ‘til Aug-13 $19,750 ‘til Aug-14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Mar-11) (option ‘til Mar-12)	$4,000 $7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til May-11	$7,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Nov-10	$7,500
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	TC ‘til Dec-10 TC ’til Apr -11	$7,500 ‘til Dec-10 $9,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	Monthly options TC ‘til Mar-11	$4,250
YM PORT KELANG (ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC ’til Nov-10 TC ‘til Nov-11	$3,750 $5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til May-11	$7,699
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til March-11	$6,800
KUO HSIUNG	Feeder	18,154	1,169	1993	Monthly options TC ‘til Dec-10 Then TC ‘til Jun-11	$3,850 $5,300
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

(**) “Monica P” is employed in the Bulkhandling spot pool that is also managed by Klaveness.

Summary Fleet Data:

	3 months, ended September 30, 2009	3 months, ended September 30, 2010	9 months, ended September 30, 2009	9 months, ended September 30, 2010
FLEET DATA
Average number of vessels (1)	16.79	16.00	16.17	15.37
Calendar days for fleet (2)	1,545.0	1,472.0	4,414.0	4,197.0
Scheduled off-hire days incl. laid-up (3)	331.5	171.7	704.5	595.3
Available days for fleet (4) = (2) - (3)	1,213.5	1,300.3	3,709.5	3,601.7
Commercial off-hire days (5)	43.7	-	156.1	-
Operational off-hire days (6)	1.9	12.7	23.2	22.2
Voyage days for fleet (7) = (4) - (5) - (6)	1,167.9	1,287.6	3,530.2	3,579.5
Fleet utilization (8) = (7) / (4)	96.2%	99.0%	95.2%	99.4%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	96.4%	100.0%	95.8%	100.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.8%	99.0%	99.4%	99.4%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	15,101	10,623	13,632	11,645
Vessel operating expenses excl. drydocking expenses (12)	4,251	4,431	4,790	4,421
General and administrative expenses (13)	504	228	645	565
Total vessel operating expenses (14)	4,755	4,659	5,435	4,986
Drydocking expenses (15)	1,238	1,161	433	848

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Tuesday, November 16, 2010 at 8:30 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A replay of the conference call will be available until November 23, 2010. The standard international replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Third Quarter and First Nine months 2010 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	17,753,656	12,692,529	49,098,531	41,136,042
Commissions	(586,301)	(476,534)	(1,774,961)	(1,444,206)
Net revenues	17,167,355	12,215,995	47,323,570	39,691,836

Operating expenses
Voyage expenses	117,462	341,908	975,038	949,162
Vessel operating expenses	5,235,285	5,256,057	17,435,904	15, 013,547
Drydocking expenses	1,912,474	1,709,385	1,912,474	3,560,148
Depreciation	5,106,899	4,587,321	14,390,828	13,392,813
Management fees	1,332,991	1,265,533	3,707,350	3,541,078
Other general and administrative expenses	777,609	335,947	2,848,467	2,371,534
Charter termination fees and other income	-	(1,327,808)	(103,577)	(1,481,308)
Total operating expenses	14,482,720	12,168,343	41,166,484	37,346,974
Operating income	2,684,635	47,652	6,157,086	2,344,862
Other income/(expenses)
Interest and finance cost	(339,764)	(366,886)	(1,028,217)	(1,091,862)
Loss on derivatives, net	(171,634)	(2,338,324)	(5,950,582)	(6,686,258)
Realized & unrealized gain/ (loss) on trading securities	(138,835)	(24,293)	521,870	(104,802)
Foreign exchange (loss)/ gain	(945)	(9,373)	23,902	(2,225)
Interest income	144,430	99,329	952,512	485,288
Other expenses, net	(506,748)	(2,639,547)	(5,480,515)	(7,399,859)
Equity Earnings (loss) in joint venture	-	(622,219)	-	(622,219)
Net income / (loss)	2,177,887	(3,214,114)	676,571	(5,677,216)
Earnings (loss), per share, basic	0.07	(0.10)	0.02	(0.18)
Weighted average number of shares, basic	30,628,410	30,932,211	30,593,401	30,877,513
Earnings (loss), per share, diluted	0.07	(0.10)	0.02	(0.18)
Weighted average number of shares, diluted	30,700,820	30,932,211	30,642,954	30,877,513

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2009	September 30, 2010
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	40,984,549	17,314,699
Due from Related company	-	123,440
Trade accounts receivable	1,650,713	1,436,105
Other receivables, net	239,656	2,494,972
Inventories	1,869,238	1,608,471
Restricted cash	1,191,230	1,050,556
Other deposits	12,376,119	3,708,543
Trading securities	436,598	331,796
Prepaid expenses	185,137	381,066
Total current assets	58,933,240	28,449,648

Fixed assets:
Vessels, net	257,270,824	260,008,185
Long-term assets:
Restricted cash	6,500,000	4,800,000
Deferred charges, net	327,694	250,933
Derivatives	386,536	-
Investment in joint venture	-	5,627,781
Total long-term assets	264,485,054	270,686,899
Total assets	323,418,294	299,136,547

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	14,030,000	12,570,000
Trade accounts payable	1,843,182	4,084,548
Accrued expenses	1,060,326	1,313,327
Accrued dividends	46,750	67,025
Deferred revenue	1,247,782	1,160,688
Derivatives	10,799,132	4,483,190
Due to related company	1,416,380	-
Total current liabilities	30,443,552	23,678,778

Long-term liabilities:
Long term debt, net of current portion	57,485,000	49,920,000
Derivatives	611,852	2,389,589
Fair value of below market time charter acquired	3,424,627	1,844,815
Total long-term liabilities	61,521,479	54,154,404
Total liabilities	91,965,031	77,833,182

Shareholders' equity:

    Common stock (par value $0.03, 200,000,000 shares authorized, 30,849,711 and 30,932,211 issued and outstanding, respectively)

    Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)

	925,492 -	927,967 -
Additional paid-in capital	235,588,391	236,086,788
Accumulated deficit	(5,060,620)	(15,711,390)
Total shareholders' equity	231,453,263	221,303,365
Total liabilities and shareholders' equity	323,418,294	299,136,547

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	676,571	(5,677,216)
Adjustments to reconcile net income / loss to net cash provided by operating activities:
Depreciation of vessels	14,390,828	13,392,813
Amortization of deferred charges	72,417	76,760
Amortization of fair value of time charters	(1,092,951)	(1,579,812)
Share-based compensation	709,714	500,873
Unrealized loss / (gain) on derivatives, net	2,640,022	(4,151,669)
Loss / (gain) in investment in joint venture	-	622,219
Sale of trading securities	741,248	-
Realized gain on trading securities	(411,444)	-
Unrealized (gain) / loss on trading securities	(110,426)	104,802
Changes in operating assets and liabilities	(6,120,457)	7,603,610
Net cash provided by operating activities	11,495,522	10,892,380

Cash flows from investing activities:
Purchase of vessels including improvements	(62,224,639)	(16,130,174)
Investment in joint venture	-	(6,250,000)
Change in restricted cash	(613,129)	1,840,674
Proceeds from sale of vessels	5,980,487	-
Net cash (used in) investing activities	(56,857,281)	(20,539,500)

Cash flows from financing activities:
Issuance of share capital	4,023	-
Net proceeds from shares issued	645,242	-
Dividends paid	(9,279,783)	(4,953,279)
Offering expenses paid	-	(44,451)
Loan arrangements fees paid	(208,000)	-
Proceeds from long-term debt	33,000,000	-
Repayment of long-term debt	(9,925,000)	(9,025,000)
Net cash provided by (used in) financing activities	14,236,482	(14,022,730)

Net decrease in cash and cash equivalents	(31,125,277)	(23,669,850)
Cash and cash equivalents at beginning of period	73,851,191	40,984,549
Cash and cash equivalents at end of period	42,725,914	17,314,699

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (loss) and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Net income / (loss)	2,177,887	(3,214,114)	676,571	(5,677,216)
Interest and finance costs, net (incl. interest income)	195,334	267,557	75,705	606,574
Depreciation	5,106,899	4,587,321	14,390,828	13,392,813
Loss on derivatives, net	171,634	2,338,324	5,950,582	6,686,258
Amortization of deferred revenue of below market time charter acquired	(669,136)	(526,604)	(2,746,373)	(1,579,812)
Amortization of deferred revenue of above market time charter acquired	177,876	0	1,653,422	0
Adjusted EBITDA	7,160,494	3,452,484	20,000,735	13,428,617

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Net cash flow provided by operating activities	4,522,485	1,518,406	11,495,522	10,892,380
Changes in operating assets / liabilities	446,942	72,526	6,120,457	(7,603,610)
Loss on interest rate and FFA derivatives (realized)	2,318,087	2,431,198	3,310,560	10,837,928
Gain / (loss) on trading securities & investment in joint venture, net	(138,835)	(646,512)	521,870	(727,021)
Sale of trading securities, net	-	-	(741,248)	-
Share-based compensation	(157,713)	(165,104)	(709,714)	(500,873)
Interest, net	169,528	241,970	3,288	529,813
Adjusted EBITDA	7,160,494	3,452,484	20,000,735	13,428,617

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, gain / loss in derivatives and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income / (loss) Excluding the Effect from Unrealized  Loss / (Gain) and Realized Loss  on derivatives, Unrealized (Gain) / Loss on trading securities and  Amortization of the Fair Value of Charters Acquired

to Net Income

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended September 30, 2009	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Nine Months Ended September 30, 2010
Net income / (loss)	2,177,887	(3,214,114)	676,571	(5,677,216)
Unrealized loss / (gain) on derivatives, net	(2,146,453)	(92,874)	2,640,022	(4,151,669)
Unrealized (gain) / loss on trading securities	138,835	24,293	(110,426)	104,802
Realized loss on derivatives	2,318,087	2,431,198	3,310,560	10,837,928
Amortization of deferred revenue of below market time charter acquired	(669,136)	(526,604)	(2,746,373)	(1,579,812)
Amortization of deferred revenue of above market time charter acquired	177,876	-	1,653,422	-
Net income/(loss) excluding unrealized loss / (gain) on derivatives, unrealized (gain) / loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired	1,997,096	(1,378,101)	5,423,776	(465,967)
Net income/(loss) per share excluding unrealized loss / (gain) on derivatives, unrealized (gain) / loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, basic	0.07	(0.04)	0.18	(0.02)
Weighted average number of shares, basic	30,628,410	30,932,211	30,593,401	30,877,513
Net income/(loss) per share excluding unrealized loss / (gain) on derivatives, unrealized (gain) / loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, diluted	0.07	(0.04)	0.18	(0.02)
Weighted average number of shares, diluted	30,700,820	30,932,211	30,642,954	30,877,513

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  November 15, 2010

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President